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Via EDGAR

October 27, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:   IBT/Eaton Vance Growth Trust
      Form - N-30D

Commissioners:

Investors Bank and Trust, on behalf of Eaton Vance, hereby respectfully requests withdrawal of the above referenced initial filing pursuant to Rule N-30D of the Securities Act of 1933.

This registration statement was filed on October 26, 2000 and inadvertently was filed prematurely. This registration statement will be refiled at a later date.

Sincerely,

Laurie Kelly
Investors Bank and Trust